UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 333-169397

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant  Tengjun Biotechnology Corp.

Former Name if Applicable China Herb Group Holdings Corporation

Address of Principal Executive Office (Street and Number) East Jinze Road and South Huimin Road, Food Industry Economic and Technology Development District, Jinxiang County

City, State and Zip Code Jining City, Shandong Province, China

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tengjun Biotechnology Corp. (the “Company”) and its board has determined that certain accounting standards will have to be applied to the Company’s financial statements for the quarter ended June 30, 2023 and hence, the preparation of the financial statements for the quarter ended June 30, 2023 will require substantially more time and the Company will be unable, without unreasonable effort or expense, to complete and file the Form 10-Q for such quarter within the prescribed time period. The Company is endeavoring to complete and file its Form 10-Q within five calendar days hereof.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Huaping Lu	86	0537-8711599
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company is still completing its second quarter 2023 financial close process, it expects that its second quarter 2023 results will reflect a material decline in revenues for the quarter ended June 30, 2023 as compared to the quarter ended June 30, 2022. The Company is still completing its financial statement close process for the second quarter 2023 results given the reasons noted in Part III above and, therefore, no reasonable quantitative estimate of the changes can be made at this time.

Tengjun Biotechnology Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023	By:	/s/ Huaping Lu
	Name:	Huaping Lu
	Title:	Director

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